Exhibit 99.1

Burning Rock Reports Second Quarter 2025 Financial Results

GUANGZHOU, China, September 8, 2025—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2025.

Second Quarter 2025 Financial Results

Total Revenues were RMB148.5 million (US$20.7 million) for the three months ended June 30, 2025, representing a 9.6% increase from RMB135.5 million for the same period in 2024.

•

Revenue generated from in-hospital business was RMB62.5 million (US$8.7 million) for the three months ended June 30, 2025, representing a 4.4% increase from RMB59.9 million for the same period in 2024, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•

Revenue generated from central laboratory business was RMB40.9 million (US$5.7 million) for the three months ended June 30, 2025, representing a 16.2% decrease from RMB48.8 million for the same period in 2024, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from pharma research and development services was RMB45.2 million (US$6.3 million) for the three months ended June 30, 2025, representing a 68.1% increase from RMB26.9 million for the same period in 2024, primarily attributable to an increased development and testing services performed for our pharma customers.

Cost of revenues was RMB40.5 million (US$5.6 million) for the three months ended June 30, 2025, representing an 0.9% increase from RMB40.1 million for the same period in 2024.

Gross profit was RMB108.1 million (US$15.1 million) for the three months ended June 30, 2025, representing a 13.3% increase from RMB 95.4 million for the same period in 2024. Gross margin was 72.8% for the three months ended June 30, 2025, compared to 70.4% for the same period in 2024. By channel, gross margin of central laboratory business was 87.9% for the three months ended June 30, 2025, compared to 78.8% during the same period in 2024, primarily due to a reduction in material and shipping costs resulted from cost optimization and control measures; gross margin of in-hospital business was 74.4% for the three months ended June 30, 2025, compared to 73.6% during the same period in 2024, primarily due to a decreased depreciation; gross margin of pharma research and development services was 56.8% for the three months ended June 30, 2025, compared to 48.2% during the same period of 2024, primarily due to a decreased depreciation and an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB110.5 million (US$15.4 million) for the three months ended June 30, 2025, representing a 8.4% increase from RMB101.9 million for the same period in 2024. Non-GAAP gross margin was 74.4% for the three months ended June 30, 2025, compared to 75.2% for the same period in 2024.

Operating expenses were RMB119.6 million (US$16.7 million) for the three months ended June 30, 2025, representing a 42.1% decrease from RMB206.7 million for the same period in 2024. The decrease was primarily driven by budget control measures and headcount reduction to improve the Company’s operating efficiency.

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Research and development expenses were RMB49.8 million (US$6.9 million) for the three months ended June 30, 2025, representing a 23.4% decrease from RMB65.0 million for the same period in 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; and (ii) a decrease in the expenditure for research projects.

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Selling and marketing expenses were RMB38.4 million (US$5.4 million) for the three months ended June 30, 2025, representing a 21.5% decrease from RMB48.9 million for the same period in 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization of the sales department and improvement in operating efficiency; and (ii) a decrease in entertainment expense; and (iii) a decrease in depreciation and amortization expense.

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General and administrative expenses were RMB31.4 million (US$4.4 million) for the three months ended June 30, 2025, representing a 66.1% decrease from RMB92.8 million for the same period in 2024, primarily due to an decrease in amortized expense on share-based compensation.

Net loss was RMB9.7 million (US$1.4 million) for the three months ended June 30, 2025, compared to RMB108.0 million for the same period in 2024.

Cash, cash equivalents and restricted cash were RMB455.0 million (US$63.5 million) as of June 30, 2025.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
In-hospital Channel:
Pipeline partner hospitals(1)	29	30	29	30	30
Contracted partner hospitals(2)	59	61	63	63	63
Total number of partner hospitals	88	91	92	93	93

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	(RMB in thousands)
Central laboratory channel	48,773	39,984	39,278	38,296	40,861
In-hospital channel	59,872	63,769	43,464	57,687	62,496
Pharma research and development channel	26,888	24,891	43,280	37,099	45,197
Total revenues	135,533	128,644	126,022	133,082	148,554

	For the three months ended
Gross profit	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	(RMB in thousands)
Central laboratory channel	38,424	33,262	33,153	32,191	35,937
In-hospital channel	44,058	46,580	29,563	43,895	46,490
Pharma research and development channel	12,956	12,004	26,706	21,315	25,676
Total gross profit	95,438	91,846	89,422	97,401	108,103

	For the three months ended
Share-based compensation expenses	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	(RMB in thousands)
Cost of revenues	464	289	520	308	280
Research and development expenses	12,008	3,180	3,202	1,800	(270)
Selling and marketing expenses	1,232	1,917	1,353	1,025	364
General and administrative expenses	54,407	4,732	2,937	1,413	2,005
Total share-based compensation expenses	68,111	10,118	8,012	4,546	2,379

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	135,533	128,644	126,022	133,082	148,554	20,737
Cost of revenues	(40,095)	(36,798)	(36,600)	(35,681)	(40,451)	(5,646)

Gross profit	95,438	91,846	89,422	97,401	108,103	15,091
Operating expenses:
Research and development expenses	(64,952)	(49,150)	(52,203)	(40,389)	(49,770)	(6,948)
Selling and marketing expenses	(48,907)	(48,411)	(46,730)	(40,888)	(38,413)	(5,362)
General and administrative expenses	(92,794)	(32,874)	(37,289)	(31,303)	(31,417)	(4,386)
Impairment loss on long-lived assets	—	—	(35,127)	—	—	—

Total operating expenses	(206,653)	(130,435)	(171,349)	(112,580)	(119,600)	(16,696)

Loss from operations	(111,215)	(38,589)	(81,927)	(15,179)	(11,497)	(1,605)
Interest income	3,187	3,173	1,814	2,581	2,226	311
Other (expense) income, net	(82)	1	4,353	(652)	387	54
Foreign exchange gain (loss), net	262	(129)	(220)	(26)	(574)	(80)

Loss before income tax	(107,848)	(35,544)	(75,980)	(13,276)	(9,458)	(1,320)
Income tax expenses	(190)	(201)	(5,314)	(224)	(244)	(34)

Net loss	(108,038)	(35,745)	(81,294)	(13,500)	(9,702)	(1,354)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(108,038)	(35,745)	(81,294)	(13,500)	(9,702)	(1,354)
Net loss attributable to ordinary shareholders	(108,038)	(35,745)	(81,294)	(13,500)	(9,702)	(1,354)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.05)	(0.35)	(0.79)	(0.13)	(0.09)	(0.01)
Class B ordinary shares - basic and diluted	(1.05)	(0.35)	(0.79)	(0.13)	(0.09)	(0.01)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,271,858	85,902,670	86,036,286	90,291,658	90,357,970	90,357,970
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	940	(4,054)	6,009	(72)	(243)	(34)
Total comprehensive loss	(107,098)	(39,799)	(75,285)	(13,572)	(9,945)	(1,388)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(107,098)	(39,799)	(75,285)	(13,572)	(9,945)	(1,388)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Revenues	261,156	281,636	39,315
Cost of revenues	(80,024)	(76,132)	(10,629)

Gross profit	181,132	205,504	28,686
Operating expenses:
Research and development expenses	(130,937)	(90,159)	(12,586)
Selling and marketing expenses	(95,763)	(79,301)	(11,070)
General and administrative expenses	(191,475)	(62,720)	(8,755)

Total operating expenses	(418,175)	(232,180)	(32,411)

Loss from operations	(237,043)	(26,676)	(3,725)
Interest income	7,225	4,807	671
Other income (expense), net	352	(265)	(37)
Foreign exchange gain (loss), net	249	(600)	(84)

Loss before income tax	(229,217)	(22,734)	(3,175)
Income tax expenses	(370)	(468)	(65)

Net loss	(229,587)	(23,202)	(3,240)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(229,587)	(23,202)	(3,240)
Net loss attributable to ordinary shareholders	(229,587)	(23,202)	(3,240)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(2.24)	(0.22)	(0.03)
Class B ordinary shares - basic and diluted	(2.24)	(0.22)	(0.03)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,246,969	90,324,997	90,324,997
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	1,530	(315)	(44)
Total comprehensive loss	(228,057)	(23,517)	(3,284)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(228,057)	(23,517)	(3,284)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	519,849	452,721	63,197
Restricted cash	2,313	2,303	321
Accounts receivable, net	152,013	189,969	26,519
Contract assets, net	13,855	14,755	2,060
Inventories, net	62,625	57,810	8,070
Prepayments and other current assets, net	25,963	23,254	3,246

Total current assets	776,618	740,812	103,413

Non-current assets:
Property and equipment, net	47,152	38,968	5,440
Operating right-of-use assets	53,188	38,168	5,328
Intangible assets, net	421	352	49
Other non-current assets	7,926	6,631	926

Total non-current assets	108,687	84,119	11,743

TOTAL ASSETS	885,305	824,931	115,156

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	33,747	32,164	4,490
Deferred revenue	117,895	102,800	14,350
Accrued liabilities and other current liabilities	89,498	75,120	10,487
Customer deposits	592	592	83
Current portion of long-term borrowings	—	200	28
Current portion of operating lease liabilities	24,567	19,255	2,688

Total current liabilities	266,299	230,131	32,126

Non-current liabilities:
Long-term borrowings	—	1,800	251
Non-current portion of operating lease liabilities	27,754	17,871	2,495
Other non-current liabilities	10,425	10,894	1,521

Total non-current liabilities	38,179	30,565	4,267

TOTAL LIABILITIES	304,478	260,696	36,393

Shareholders’ equity:
Class A ordinary shares	124	124	17
Class B ordinary shares	21	21	3
Additional paid-in capital	5,002,255	5,006,839	698,928
Treasury stock	(63,264)	(60,923)	(8,505)
Accumulated deficits	(4,200,261)	(4,223,463)	(589,573)
Accumulated other comprehensive loss	(158,048)	(158,363)	(22,107)

Total shareholders’ equity	580,827	564,235	78,763

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	885,305	824,931	115,156

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Net cash used in operating activities	(40,836)	(44,349)	(6,191)
Net cash (used in) generated from investing activities	(227)	207	29
Net cash generated from financing activities	—	2,000	279
Effect of exchange rate on cash, cash equivalents and restricted cash	1,436	(240)	(33)
Net decrease in cash, cash equivalents and restricted cash	(39,627)	(42,382)	(5,916)
Cash, cash equivalents and restricted cash at the beginning of period	572,674	497,406	69,434
Cash, cash equivalents and restricted cash at the end of period	533,047	455,024	63,518

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Net cash used in operating activities	(81,045)	(67,876)	(9,475)
Net cash used in investing activities	(2,613)	(1,324)	(185)
Net cash generated from financing activities	—	2,000	279
Effect of exchange rate on cash, cash equivalents and restricted cash	1,489	62	8
Net decrease in cash, cash equivalents and restricted cash	(82,169)	(67,138)	(9,373)
Cash, cash equivalents and restricted cash at the beginning of period	615,216	522,162	72,891
Cash, cash equivalents and restricted cash at the end of period	533,047	455,024	63,518

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
		(RMB in thousands)
Gross profit:
Central laboratory channel	38,424	33,262	33,153	32,191	35,937
In-hospital channel	44,058	46,580	29,563	43,895	46,490
Pharma research and development channel	12,956	12,004	26,706	21,315	25,676
Total gross profit	95,438	91,846	89,422	97,401	108,103
Add: depreciation and amortization:
Central laboratory channel	1,226	1,277	1,010	562	456
In-hospital channel	824	798	623	290	389
Pharma research and development channel	4,417	3,846	2,534	2,412	1,528
Total depreciation and amortization included in cost of revenues	6,467	5,921	4,167	3,264	2,373
Non-GAAP gross profit:
Central laboratory channel	39,650	34,539	34,163	32,753	36,393
In-hospital channel	44,882	47,378	30,186	44,185	46,879
Pharma research and development channel	17,373	15,850	29,240	23,727	27,204
Total non-GAAP gross profit	101,905	97,767	93,589	100,665	110,476
Non-GAAP gross margin:
Central laboratory channel	81.3%	86.4%	87.0%	85.5%	89.1%
In-hospital channel	75.0%	74.3%	69.5%	76.6%	75.0%
Pharma research and development channel	64.6%	63.7%	67.6%	64.0%	60.2%
Total non-GAAP gross margin	75.2%	76.0%	74.3%	75.6%	74.4%